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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13G
                              (Amendment No.  1 )*
                                             ---

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  TELIK, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                  87959M 10 9
                    -----------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
                    -----------------------------------------
            (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]      Rule 13d-1(b)

      [_]      Rule 13d-1(c)

      [_]      Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87959M 10 9                   13G                    Page 2 of 5 Pages
---------------------                                          -----------------

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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Burr, Egan, Deleage & Co.  04-2681308
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                                                                  (a)      [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)      [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
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                      5.   SOLE VOTING POWER

                                -0-
                 ---------------------------------------------------------------
     NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 944,440  Please also refer to Attachment A
     OWNED BY    ---------------------------------------------------------------
       EACH           7.   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                    -0-
       WITH      ---------------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                                944,440 Please also refer to Attachment A
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          944,440  Please also refer to Attachment A
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4%  Please also refer to Attachment A
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

          IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.

(a)      Name of Issuer: Telik, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  750 Gateway Blvd.
                  South San Francisco, CA  94080

Item 2.

(a)      Name of Person Filing:

         Burr, Egan, Deleage & Co.

(b)      Address of Principal Business Office:

         200 Clarendon St. Floor 51
         Boston, MA  02116

(c)      Citizenship/Place of Organization:

         Massachusetts

(d)      Title of Class of Securities: Common Stock

(e)      CUSIP Number: 87959M 10 9

Item 3.  Not applicable

Item 4.  Ownership.

(a)      Amount Beneficially Owned:  944,440

(b)      Percent of Class: 3.4%

(c)      Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote: N/A

         (ii)  shared power to vote or to direct the vote:
               944,440  Please also refer to Attachment A

         (iii) sole power to dispose or to direct the disposition of:
               N/A

         (iv)  shared power to dispose or to direct the disposition of:
               944,440  Please also refer to Attachment A


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Item 5.   Ownership of Five Percent or Less of a Class

          3.4%--Exit filing--See Note (1) on Attachment A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the Group

          No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.   Notice of Dissolution of Group

          Not applicable

Item 10.  Certification

          Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002



Burr, Egan, Deleage & Co.



By: /s/ Eileen McCarthy
    -------------------
    Eileen McCarthy
    Vice President

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                           Attachment A / Telik, Inc.

     Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to several venture capital funds including Alta V Limited Partnership and Customs House Partners. At December 31, 2001, the beneficial ownership is as follows:

           Alta V Limited Partnership         932,020 Common shares
           Customs House Partners              12,420 Common shares
                                              -------
                                              944,440 Total common shares

     The respective general partners of these funds exercise sole voting and investment power with respect to the shares owned by such funds.

     The principals of Burr, Egan, Deleage & Co. are general partners of Alta V Management Partners, L.P. (the General Partner of Alta V Limited Partnership) and Customs House Partners. As general partners of these funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by the aforementioned funds except to the extent of their proportionate pecuniary interests therein.

     Mr. Jean Deleage, a director of the company, is a general partner of Alta V Management Partners, LP and also of Customs House Partners. As a general partner of these funds, he may be deemed to share voting and investment powers with respect to the shares held by these funds. Mr. Deleage disclaims beneficial ownership of all the shares held by Alta V Limited Partnership and Customs House Partners except to the extent of his proportionate pecuniary interests therein. Mr. Deleage also owns Directors' Stock Options totaling 40,000 shares of Common Stock, subject to certain vesting schedules.

     Mr. Deleage is also associated with Alta Partners. Alta Partners provides investment advisory services to various venture capital funds including Alta BioPharma Partners, L.P. and Alta Embarcadero BioPharma Partners, LLC which beneficially own 803,064 shares and 30,269 shares of Common Stock of the Company, respectively, but are not 5% owners. The respective general partners and managing members of these two funds exercise sole voting and investment power with respect to the shares owned by such funds. Mr. Deleage, as a managing director of Alta BioPharma Management, LLC (which is the general partner of Alta BioPharma Partners, L.P.) and as a member of Alta Embarcadero BioPharma Partners, LLC, may be deemed to share voting and investment powers with respect of the shares held by these funds. He disclaims beneficial ownership of all such shares of these funds except to the extent of his proportionate pecuniary interests therein.

The funds associated with Burr, Egan, Deleage & Co. and Alta Partners are not affiliated in any way with each other and do not share any investment or voting powers together.

Notes: (1) Total beneficial ownership is 3.4% at 12/31/01 which is significantly
-----
less than 5% of the class of securities of the Company. Subsequently, on January 18, 2002, an additional 932,020 shares were distributed from Alta V Limited Partnership to its General and Limited Partners, bringing the percent of company owned to .04%.